Exhibit 11

THE PROGRESSIVE CORPORATION
COMPUTATION OF EARNINGS PER SHARE
(millions - except per share amounts)

	Years Ended December 31,
	2014	2013	2012
Net Income	$1,281.0	$1,165.4	$902.3

Computation of Net Income Per Share
Average shares outstanding - Basic	590.6	599.1	603.3
Net effect of dilutive stock-based compensation	4.2	4.5	4.5
Total equivalent shares - Diluted	594.8	603.6	607.8

Basic: Net income per share	$2.17	$1.95	$1.50
Diluted: Net income per share	$2.15	$1.93	$1.48